Filed by Aon Global Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aon Corporation

Commission File No.: 001-07933

Commission File No. for Registration Statement

on Form S-4: 333-178991

This correspondence was distributed on January 13, 2012.

To:	Aon UK Communications
From:	Robert Brown
Subject:	Aon to move Corporate Headquarters to London
Date:	January 13, 2012

Colleagues,

You will have read today’s news from Greg that Aon Corporation will be moving its headquarters from Chicago to London, and that Aon’s incorporation will move from Delaware to the UK.  This news is an incredible endorsement of the UK/London market, and we hope that you will share in our excitement.

As Greg said, this move will enable the firm to strengthen its global business — having London central to operations confers the very best access to our clients and markets in the US, Europe and Asia. It will also further align Aon’s resources and drive the firm’s long-term growth.   It’s expected that around 20 of our most senior leaders who are currently based in the US will relocate to London post the closure of the transaction, which is expected to be at the end of the second quarter , and it will also mean that our senior executives will be spending even more time in the UK.

For clients, nothing will change — they will continue to receive the same high level of service and commitment from Aon as they have always done.   From a regulatory perspective, the UK regulated broking entity remains Aon Limited, as today’s announcement relates only to the movement of Aon Corporation’s holding company to the UK.

We expect today’s news to be positively viewed by the country as a whole as it’s good news for the Financial Services sector.  As such, there may be interest from the press and external commentators - please refer all press enquiries to Katherine Conway.

However, if you have any questions at all, don’t hesitate to email me.

Best,

Robert

This communication is being made in respect of a proposed corporate reorganization involving Aon Corporation (“Aon”), which will result in Aon’s stockholders holding Class A Ordinary Shares in a newly-formed public limited company organized under English law.  In connection with the proposed reorganization, Aon Global Limited, a subsidiary of Aon (which will become a public limited company) (“Aon UK”) has filed with the SEC a registration statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of Aon and Aon UK may be filing with the SEC other documents regarding the proposed reorganization.  At the appropriate time, the definitive proxy statement/prospectus regarding the proposed reorganization will be mailed to Aon stockholders.  Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive proxy statement/prospectus regarding the proposed reorganization and any other relevant documents filed by either Aon or Aon UK with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) or from Aon and Aon UK by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” or by directing a request to 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations.

Aon and Aon UK and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 8, 2011.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents using the contact information above.